RiverSource Bond Series, Inc.	RiverSource Diversified Income Series, Inc.
RiverSource Equity Series, Inc.	RiverSource Global Series, Inc.
RiverSource Government Income Series, Inc.	RiverSource High Yield Income Series, Inc.
RiverSource Income Series, Inc.	RiverSource International Managers Series, Inc.
RiverSource International Series, Inc.	RiverSource Investment Series, Inc.
RiverSource Large Cap Series, Inc.	RiverSource Managers Series, Inc.
RiverSource Market Advantage Series, Inc.	RiverSource Money Market Series, Inc.
RiverSource Sector Series, Inc.	RiverSource Series Trust
RiverSource Short Term Investments Series, Inc.	RiverSource Special Tax-Exempt Series Trust
RiverSource Strategic Allocation Series, Inc.	RiverSource Strategy Series, Inc.
RiverSource Tax-Exempt Series, Inc.

50606 Ameriprise Financial Center

Minneapolis, MN 55474

December 27, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:
RiverSource Bond Series, Inc. (Registration Nos. 2-72174; 811-3178)	RiverSource Diversified Income Series, Inc. (Registration Nos. 2-51586; 811-2503)
RiverSource Equity Series, Inc. (Registration Nos. 2-13188; 811-772)	RiverSource Global Series, Inc. (Registration Nos. 33-25824; 811-5696)
RiverSource Government Income Series, Inc. (Registration Nos. 2-96512; 811-4260)	RiverSource High Yield Income Series, Inc. (Registration Nos. 2-86637; 811-3848)
RiverSource Income Series, Inc. (Registration Nos. 2-10700; 811-499)	RiverSource International Managers Series, Inc. (Registration Nos. 333-64010; 811-10427)
RiverSource International Series, Inc. (Registration Nos. 2-92309; 811-4075)	RiverSource Investment Series, Inc. (Registration Nos. 2-11328; 811-54)
RiverSource Large Cap Series, Inc. (Registration Nos. 2-38355; 811-2111)	RiverSource Managers Series, Inc. (Registration Nos. 333-57852; 811-10321)
RiverSource Market Advantage Series, Inc. (Registration Nos. 33-30770; 811-5897)	RiverSource Money Market Series, Inc. (Registration Nos. 2-54516; 811-2591)
RiverSource Sector Series, Inc. (Registration Nos. 33-20872; 811-5522)	RiverSource Series Trust (Registration Nos. 333-131683; 811-21852)
RiverSource Short Term Investments Series, Inc. (Registration No. 811-21914)	RiverSource Special Tax-Exempt Series Trust (Registration Nos. 33-5102; 811-4647)
RiverSource Strategic Allocation Series, Inc. (Registration Nos. 2-93801; 811-4133)	RiverSource Strategy Series, Inc. (Registration Nos. 2-89288; 811-3956)
RiverSource Tax-Exempt Series, Inc. (Registration Nos. 2-57328; 811-2686)

(each, a “Registrant” and collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants listed above, each of which is a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 the definitive notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the specified series of each Registrant (the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) a proposal to elect 16 individuals to serve on the Board of Directors/Trustees of the Registrants, (ii) for certain Registrants, a proposal to approve an amendment to the Articles of Incorporation or Declaration of Trust of certain Registrants, which would increase the maximum number of directors/trustees of such Registrants, (iii) for certain Funds, a proposal to approve an Agreement and Plan of Redomiciling, (iv) for certain Funds, the approval of a new Investment Management Services Agreement and (v) for certain Funds, a proposal to authorize the investment adviser of the Funds to enter into and materially amend subadvisory agreements in the future, with the approval of the board of directors that oversees the Fund, but without obtaining shareholder approval.

If you have any questions or comments, please contact me at (612) 671-4321.

Very truly yours,

/s/ Christopher O. Petersen

Christopher O. Petersen

Assistant Secretary